FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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As a result of an administrative error by the Company's external share plan administrator, in connection with the number of shares actually sold, this announcement replaces the original announcement released on 24 October 2014.

GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4R(1)(a) I give below details of changes in the interests of Mrs V A Whyte, a Person Discharging Managerial Responsibility, in the Ordinary Shares of GlaxoSmithKline plc (the "Company"):

The exercise of options over 2,250 Ordinary Shares on 24 October 2014, granted on 2 December 2004 under the GlaxoSmithKline Share Option Plan at a price of £11.23 per share, and the sale of 2,016 Ordinary Shares at a price of £14.08 per share on 24 October 2014.

The Company was advised of the revised transaction details on 13 November 2014.

V A Whyte
Company Secretary

14 November 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 14, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc